Exhibit 99.1

LexinFintech Holdings Ltd. Reports First Quarter 2024

Unaudited Financial Results

SHENZHEN, China, May 23, 2024 (GLOBE NEWSWIRE) -- LexinFintech Holdings Ltd. (“Lexin” or the “Company”) (NASDAQ: LX), a leading technology-empowered personal financial service enabler in China, today announced its unaudited financial results for the quarter ended March 31, 2024.

“In the first quarter of 2024, Lexin reported total loan origination of RMB58.0 billion, a decrease of 4.8% year-over-year, reflecting a strategy of controlled growth. The outstanding loan balance grew by 13.5% to RMB122 billion on a year-over-year basis”. Jay Wenjie Xiao, Chairman and CEO of Lexin, stated, “During this period, we maintained a conservative outlook on the macroeconomic environment and adhered firmly to prudent business principles. Our goal remains to strike a healthy balance between growth in loan origination and maintaining asset quality.”

“Amid the tepid macroeconomic recovery and the seasonal impacts of the Chinese New Year Festival, we strategically prioritized asset quality. We enhanced our comprehensive risk management capabilities and operational efficiency,” Xiao explained. “Thanks to our focused efforts in risk management, the asset quality of newly issued loans has shown an improving trend. We reached a record low in funding cost and saw optimization in operational efficiency, contributing to our profitability. Additionally, our emerging business in Mexico demonstrated a strong double-digit quarter-over-quarter growth, albeit on a smaller base”.

Looking forward, Mr. Xiao emphasized the company’s cautious perspectives on macro-economic projections and sustained focus on risk management enhancement and asset quality improvement.

“Despite a challenging economic and credit environment, Lexin has shown resilient profitability,” James Zheng, Chief Financial Officer of Lexin, commented on the financial outcomes, “our total operating revenue for the first quarter was RMB3.2 billion, an increase of 8.7% year-over-year. Net profit was RMB202 million, largely affected by a decrease in loan origination volume and increased credit provisioning on a year-over-year basis. However, our net profit margin bounced back from the previous quarter. This quarter, we observed a slight uptick in revenue take rate, a record low in funding cost and a more optimized expense structure, all contributing to the resilience of our business.

As 2024 progresses, we will continue to navigate through economic uncertainties with a firm strategy focused on financial stability and robust risk management,” concluded Mr. Zheng.

First Quarter 2024 Operational Highlights:

User Base

•
Total number of registered users reached 215 million as of March 31, 2024, representing an increase of 10.8% from 194 million as of March 31, 2023, and users with credit lines reached 42.8 million as of March 31, 2024, up by 5.8% from 40.5 million as of March 31, 2023.
•
Number of active users1 who used our loan products in the first quarter of 2024 was 4.5 million, representing a decrease of 10.8% from 5.0 million in the first quarter of 2023.
•
Number of cumulative borrowers with successful drawdown was 32.0 million as of March 31, 2024, an increase of 6.8% from 30.0 million as of March 31, 2023.

Loan Facilitation Business

•
As of March 31, 2024, we cumulatively originated RMB1,171.1 billion in loans, an increase of 26.8% from RMB923.5 billion as of March 31, 2023.
•
Total loan originations2 in the first quarter of 2024 was RMB58.0 billion, a decrease of 4.8% from RMB60.9 billion in the first quarter of 2023.
•
Total outstanding principal balance of loans2 reached RMB122 billion as of March 31, 2024, representing an increase of 13.5% from RMB107 billion as of March 31, 2023.

Credit Performance

•
90 day+ delinquency ratio was 3.0% as of March 31, 2024, as compared with 2.9% as of December 31, 2023.
•
First payment default rate (30 day+) for new loan originations was below 1% as of March 31, 2024.

Tech-empowerment Service

•
For the first quarter of 2024, we served over 70 business customers with our tech-empowerment service.
•
In the first quarter of 2024, the business customer retention rate3 of our tech-empowerment service was over 75%.

Installment E-commerce Platform Service

•
GMV4 in the first quarter of 2024 for our installment e-commerce platform service was RMB903 million, representing a decrease of 20.0% from RMB1,129 million in the first quarter of 2023.
•
In the first quarter of 2024, our installment e-commerce platform service served over 300,000 users and 400 merchants.

Other Operational Highlights

•
The weighted average tenor of loans originated on our platform in the first quarter of 2024 was approximately 12.5 months, as compared with 15.1 months in the first quarter of 2023.
•
Repeated borrowers’ contribution5 of loans across our platform for the first quarter of 2024 was 86.7%.

First Quarter 2024 Financial Highlights:

•
Total operating revenue was RMB3,242 million, representing an increase of 8.7% from the first quarter of 2023.
•
Credit facilitation service income was RMB2,648 million, representing an increase of 25.2% from the first quarter of 2023. Tech-empowerment service income was RMB362 million, representing a decrease of 1.7% from the first quarter of 2023. Installment e-commerce platform service income was RMB232 million, representing a decrease of 53.5% from the first quarter of 2023.
•
Net income attributable to ordinary shareholders of the Company was RMB202 million, representing a decrease of 38.4% from the first quarter of 2023. Net income per ADS attributable to ordinary shareholders of the Company was RMB1.21 on a fully diluted basis.
•
Adjusted net income attributable to ordinary shareholders of the Company6 was RMB230 million, representing a decrease of 38.6% from the first quarter of 2023. Adjusted net income per ADS attributable to ordinary shareholders of the Company6 was RMB1.35 on a fully diluted basis.

__________________________

1.
Active users refer to, for a specified period, users who made at least one transaction during that period through our platform or through our third-party partners’ platforms using the credit line granted by us.
2.
Originations of loans and outstanding principal balance represent the origination and outstanding principal balance of both on- and off-balance sheet loans.
3.
Customer retention rate refers to the number of financial institution customers and partners who repurchase our service in the current quarter as a percentage of the total number of financial institution customers and partners in the preceding quarter.
4.
GMV refers to the total value of transactions completed for products purchased on our e-commerce and Maiya channel, net of returns.
5.
Repeated borrowers’ contribution for a given period refers to the principal amount of loans borrowed during that period by borrowers who had previously made at least one successful drawdown as a percentage of the total loan facilitation and origination volume through our platform during that period.
6.
Adjusted net income attributable to ordinary shareholders of the Company, adjusted net income per ordinary share and per ADS attributable to ordinary shareholders of the Company are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

First Quarter 2024 Financial Results:

Operating revenue increased by 8.7% from RMB2,983 million in the first quarter of 2023 to RMB3,242 million in the first quarter of 2024.

Credit facilitation service income increased by 25.2% from RMB2,116 million in the first quarter of 2023 to RMB2,648 million in the first quarter of 2024. The increase was driven by the increases in loan facilitation and servicing fees-credit oriented and guarantee income, partially offset by the decrease in financing income.

Loan facilitation and servicing fees-credit oriented increased by 47.0% from RMB964 million in the first quarter of 2023 to RMB1,417 million in the first quarter of 2024. The increase was primarily due to the increase in off-balance sheet loans originated under the credit-oriented model, as well as better control over the early repayment behaviors.

Guarantee income increased by 34.4% from RMB554 million in the first quarter of 2023 to RMB744 million in the first quarter of 2024. The increase was primarily driven by the increase of outstanding balances in the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.

Financing income decreased by 18.6% from RMB598 million in the first quarter of 2023 to RMB487 million in the first quarter of 2024. The decrease was primarily due to the decrease in the origination of on-balance sheet loans.

Tech-empowerment service income was RMB362 million in the first quarter of 2024, as compared to RMB368 million in the first quarter of 2023. The decrease was primarily due to the decrease of loan facilitation volume under the profit-sharing model.

Installment e-commerce platform service income decreased by 53.5% from RMB499 million in the first quarter of 2023 to RMB232 million in the first quarter of 2024. The decrease was primarily due to the decrease in transaction volume in the first quarter of 2024.

Cost of sales decreased by 49.5% from RMB466 million in the first quarter of 2023 to RMB236 million in the first quarter of 2024, which was consistent with the decrease in installment e-commerce platform service income.

Funding cost decreased by 39.7% from RMB150 million in the first quarter of 2023 to RMB90.7 million in the first quarter of 2024, which was primarily driven by the decrease in the cost of funding and funding debts to fund the on-balance sheet loans.

Processing and servicing costs increased by 11.1% from RMB529 million in the first quarter of 2023 to RMB588 million in the first quarter of 2024. This increase was primarily due to an increase in risk management and collection expenses.

Provision for financing receivables was RMB137 million for the first quarter of 2024, as compared to RMB139 million for the first quarter of 2023. The decrease was primarily due to the decrease in on-balance sheet loans originated.

Provision for contract assets and receivables was RMB166 million in the first quarter of 2024, as compared to RMB142 million in the first quarter of 2023. The increase was primarily due to the increase in loan facilitations and servicing fees and the decrease in performance of the off-balance sheet loans.

Provision for contingent guarantee liabilities was RMB828 million in the first quarter of 2024, as compared to RMB653 million in the first quarter of 2023. The increase was primarily due to the increase of outstanding balances of the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees, as well as the decrease in performance of the off-balance sheet loans.

Gross profit increased by 32.5% from RMB903 million in the first quarter of 2023 to RMB1,197 million in the first quarter of 2024.

Sales and marketing expenses was RMB418 million in the first quarter of 2024, as compared to RMB440 million in the first quarter of 2023. The decrease was primarily due to a decrease in online advertising costs.

Research and development expenses was RMB135 million in the first quarter of 2024, as compared to RMB130 million in the first quarter of 2023.

General and administrative expenses decreased by 7.5% from RMB97.0 million in the first quarter of 2023 to RMB89.8 million in the first quarter of 2024, primarily as a result of the Company’s expense control measures.

Change in fair value of financial guarantee derivatives and loans at fair value was a loss of RMB316 million in the first quarter of 2024, as compared to a gain of RMB156 million in the first quarter of 2023. The change in fair value was primarily due to the re-measurement of the expected loss rates and changes in the balances of the underlying outstanding off-balance sheet loans at the balance sheet date, partially offset by the fair value gains realized as a result of the release of guarantee obligation.

Income tax expense is RMB53.4 million in the first quarter of 2024, as compared to RMB74.3 million in the first quarter of 2023. The change was primarily due to the decrease of income before income tax expense.

Net income decreased by 38.4% from RMB327 million in the first quarter of 2023 to RMB202 million in the first quarter of 2024.

Conference Call

The Company’s management will host an earnings conference call at 10:00 PM U.S. Eastern time on May 23, 2024 (10:00 AM Beijing/Hong Kong time on May 24, 2024).

Participants who wish to join the conference call should register online at:

https://register.vevent.com/register/BI09081023042542878c42e37191800a96

Once registration is completed, each participant will receive the dial-in number and a unique access PIN for the conference call.

Participants joining the conference call should dial in at least 10 minutes before the scheduled start time.

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.lexin.com.

About LexinFintech Holdings Ltd.

We are a leading credit technology-empowered personal financial service enabler. Our mission is to use technology and risk management expertise to make financing more accessible for young generation consumers. We strive to achieve this mission by connecting consumers with financial institutions, where we facilitate through a unique model that includes online and offline channels, installment consumption platform, big data and AI driven credit risk management capabilities, as well as smart user and loan management systems. We also empower financial institutions by providing cutting-edge proprietary technology solutions to meet their needs of financial digital transformation.

For more information, please visit http://ir.lexin.com.

To follow us on Twitter, please go to: https://twitter.com/LexinFintech.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use adjusted net income attributable to ordinary shareholders of the Company, non-GAAP EBIT, adjusted net income per ordinary share and per ADS attributable to ordinary shareholders of the Company, four non-GAAP measures, as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income attributable to ordinary shareholders of the Company as net income attributable to ordinary shareholders of the Company excluding share-based compensation expenses, interest expense associated with convertible notes, and investment income/(loss) and we define non-GAAP EBIT as net income excluding income tax expense, share-based compensation expenses, interest expense, net, and investment income/(loss).

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Adjusted net income attributable to ordinary shareholders of the Company enables our management to assess our operating results without considering the impact of share-based compensation expenses, interest expense associated with convertible notes, and investment income/(loss). Non-GAAP EBIT, on the other hand, enables our management to assess our operating results without considering the impact of income tax expense, share-based compensation expenses, interest expense, net, and investment income/(loss). We also believe that the use of these non-GAAP financial measures facilitates investors’ assessment of our operating performance. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP.

These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using adjusted net income attributable to ordinary shareholders of the Company and non-GAAP EBIT is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses, interest expense associated with convertible notes, income tax expense, interest expense, net, and investment income/(loss) have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income attributable to ordinary shareholders of the Company and non-GAAP EBIT. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling each of the non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2203 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 29, 2024. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Lexin’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the expectation of the collection efficiency and delinquency, business outlook and quotations from management in this announcement, contain forward-looking statements. Lexin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Lexin’s goal and strategies; Lexin’s expansion plans; Lexin’s future business development, financial condition and results of operations; Lexin’s expectation regarding demand for, and market acceptance of, its credit and investment management products; Lexin’s expectations regarding keeping and strengthening its relationship with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Lexin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Lexin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Mandy Dong

Tel: +86 (755) 3637-8888 ext. 6258

E-mail: Mandydong@lexin.com

Media inquiries:

Limin Chen

Tel: +86 (755) 3637-8888 ext. 6993

E-mail: liminchen@lexin.com

SOURCE LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of
(In thousands)	December 31, 2023	March 31, 2024
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	2,624,719	1,937,694	268,368
Restricted cash	1,433,502	1,693,636	234,566
Restricted term deposit and short-term investments	305,182	315,202	43,655
Short-term financing receivables, net(1)	3,944,000	4,266,124	590,851
Short-term contract assets and receivables, net(1)	6,112,981	6,432,765	890,928
Deposits to insurance companies and guarantee companies	2,613,271	3,054,180	422,999
Prepayments and other current assets	1,428,769	1,313,891	181,972
Amounts due from related parties	6,989	8,266	1,145
Inventories, net	33,605	29,562	4,094
Total Current Assets	18,503,018	19,051,320	2,638,578
Non-current Assets
Restricted cash	144,948	103,643	14,354
Long-term financing receivables, net(1)	200,514	89,332	12,372
Long-term contract assets and receivables, net(1)	599,818	474,566	65,727
Property, equipment and software, net	446,640	483,881	67,017
Land use rights, net	897,267	888,667	123,079
Long‑term investments	255,003	255,243	35,351
Deferred tax assets	1,232,092	1,278,674	177,094
Other assets	861,491	662,716	91,785
Total Non-current Assets	4,637,773	4,236,722	586,779
TOTAL ASSETS	23,140,791	23,288,042	3,225,357

LIABILITIES
Current liabilities
Accounts payable	49,801	33,233	4,603
Amounts due to related parties	2,958	4,902	679
Short‑term borrowings	502,013	579,522	80,263
Short‑term funding debts	3,483,196	2,417,994	334,888
Deferred guarantee income	1,538,385	1,414,495	195,905
Contingent guarantee liabilities	1,808,540	1,665,211	230,629
Accruals and other current liabilities	4,434,254	4,786,647	662,940
Convertible notes	505,450	142,710	19,765
Total Current Liabilities	12,324,597	11,044,714	1,529,672
Non-current Liabilities
Long-term borrowings	524,270	540,190	74,815
Long‑term funding debts	455,800	1,652,332	228,845
Deferred tax liabilities	75,340	64,475	8,930
Other long-term liabilities	50,702	47,936	6,639
Total Non-current Liabilities	1,106,112	2,304,933	319,229
TOTAL LIABILITIES	13,430,709	13,349,647	1,848,901
Shareholders’ equity:
Class A Ordinary Shares	199	200	30
Class B Ordinary Shares	41	41	7
Treasury stock	(328,764)	(328,764)	(45,533)
Additional paid-in capital	3,204,961	3,229,327	447,257
Statutory reserves	1,106,579	1,106,579	153,259
Accumulated other comprehensive income	(13,545)	(11,222)	(1,554)
Retained earnings	5,740,611	5,942,234	822,990
Total shareholders’ equity	9,710,082	9,938,395	1,376,456
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	23,140,791	23,288,042	3,225,357

__________________________

(1) Short-term financing receivables, net of allowance for credit losses of RMB58,594 and RMB77,611 as of December 31, 2023 and March 31, 2024, respectively.

Short-term contract assets and receivables, net of allowance for credit losses of RMB436,136 and RMB409,463 as of December 31, 2023 and March 31, 2024, respectively.

Long-term financing receivables, net of allowance for credit losses of RMB3,087 and RMB1,615 as of December 31, 2023 and March 31, 2024, respectively.

Long-term contract assets and receivables, net of allowance for credit losses of RMB61,838 and RMB39,760 as of December 31, 2023 and March 31, 2024, respectively.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended March 31,
(In thousands, except for share and per share data)	2023	2024
	RMB	RMB	US$
Operating revenue:
Credit facilitation service income	2,115,808	2,648,478	366,811
Loan facilitation and servicing fees-credit oriented	964,171	1,417,248	196,287
Guarantee income	553,668	744,251	103,078
Financing income	597,969	486,979	67,446
Tech-empowerment service income	367,932	361,543	50,073
Installment e-commerce platform service income	499,159	231,909	32,119
Total operating revenue	2,982,899	3,241,930	449,003
Operating cost
Cost of sales	(466,471)	(235,747)	(32,651)
Funding cost	(150,383)	(90,738)	(12,567)
Processing and servicing cost	(528,961)	(587,731)	(81,400)
Provision for financing receivables	(138,848)	(136,683)	(18,930)
Provision for contract assets and receivables	(141,946)	(165,942)	(22,983)
Provision for contingent guarantee liabilities	(653,077)	(828,377)	(114,729)
Total operating cost	(2,079,686)	(2,045,218)	(283,260)
Gross profit	903,213	1,196,712	165,743
Operating expenses:
Sales and marketing expenses	(439,965)	(417,617)	(57,839)
Research and development expenses	(129,527)	(134,982)	(18,695)
General and administrative expenses	(97,037)	(89,760)	(12,432)
Total operating expenses	(666,529)	(642,359)	(88,966)
Change in fair value of financial guarantee derivatives and loans at fair value	156,265	(315,923)	(43,755)
Interest expense, net	(4,080)	(3,904)	(541)
Investment income	160	90	12
Others, net	12,755	20,425	2,829
Income before income tax expense	401,784	255,041	35,322
Income tax expense	(74,294)	(53,418)	(7,398)
Net income	327,490	201,623	27,924
Net income attributable to ordinary shareholders of the Company	327,490	201,623	27,924

Net income per ordinary share attributable to ordinary shareholders of the Company
Basic	1.00	0.61	0.08
Diluted	0.92	0.60	0.08

Net income per ADS attributable to ordinary shareholders of the Company
Basic	2.00	1.22	0.17
Diluted	1.83	1.21	0.17

Weighted average ordinary shares outstanding
Basic	327,538,233	330,277,142	330,277,142
Diluted	374,265,630	333,650,104	333,650,104

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	For the Three Months Ended March 31,
(In thousands)	2023	2024
	RMB	RMB	US$
Net income	327,490	201,623	27,924
Other comprehensive income
Foreign currency translation adjustment, net of nil tax	3,997	2,323	322
Total comprehensive income	331,487	203,946	28,246
Total comprehensive income attributable to ordinary shareholders of the Company	331,487	203,946	28,246

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended March 31,
(In thousands, except for share and per share data)	2023	2024
	RMB	RMB	US$
Reconciliation of Adjusted net income attributable to ordinary shareholders of the Company to Net income attributable to ordinary shareholders of the Company
Net income attributable to ordinary shareholders of the Company	327,490	201,623	27,924
Add: Share-based compensation expenses	32,669	23,274	3,223
Interest expense associated with convertible notes	15,056	5,322	737
Investment income	(160)	(90)	(12)
Adjusted net income attributable to ordinary shareholders of the Company	375,055	230,129	31,872

Adjusted net income per ordinary share attributable to ordinary shareholders of the Company
Basic	1.15	0.70	0.10
Diluted	1.00	0.68	0.09

Adjusted net income per ADS attributable to ordinary shareholders of the Company
Basic	2.29	1.39	0.19
Diluted	2.00	1.35	0.19

weighted average shares used in calculating net income per ordinary share for non-GAAP EPS
Basic	327,538,233	330,277,142	330,277,142
Diluted	374,265,630	339,997,043	339,997,043

Reconciliations of Non-GAAP EBIT to Net income
Net income	327,490	201,623	27,924
Add: Income tax expense	74,294	53,418	7,398
Share-based compensation expenses	32,669	23,274	3,223
Interest expense, net	4,080	3,904	541
Investment income	(160)	(90)	(12)
Non-GAAP EBIT	438,373	282,129	39,074

Additional Credit Information

Vintage Charge Off Curve

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First Payment Default 30+